25002102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70951

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zinvest Financial Service, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 04 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Brickell Ave Ste 2800
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jane Buhain	661-977-7883	jbuhain@streamline-financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fortune
(Name – if individual, state last, first, and middle name)

333 City Blvd W Floor 3	Orange	CA	92868
(Address)	(City)	(State)	(Zip Code)

4/5/22	6901
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Buhain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zinvest Financial Service, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CONTRACT FINOP

[signature] * See Attached *

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 3rd day of March, 2025 by
Date Month Year

(1) Jane Buhain

(and 2) N/A),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SARAH BRACKEN
COMM. #2493677
Notary Public - California
LOS ANGELES COUNTY
My Comm. Exp. Jul. 4, 2028

Signature Sarah Bracken
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports

Document Date: 12/31/2024 Number of Pages: ______

Signer(s) Other Than Named Above: N/A

Zinvest Financial Service, LLC

Contents

December 31, 2024 and 2023

Place Holder for Audit Opinion

Fortune
CPA, Inc.

333 City Blvd W 3rd Floor Orange, CA 92868
Phone (714)-820-3316 Fax (714)-333-4992

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Zinvest Financial Service LLC
Anaheim, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Zinvest Financial Service LLC (the "Company") as of December 31, 2024 and 2023, the related statements of operation, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Zinvest Financial Service LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of Zinvest Financial Service LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fortune CPA, Inc

We have served as the Company's auditor since 2024.

March 3, 2025

Zinvest Financial Service, LLC
Statements of Financial Condition

ASSETS

		2024		2023
Cash	$	496,701	$	579,780
Receivable from clearing organizations		5,000		5,000
Other assets		19,165		14,163
Total Assets	**$**	**520,866**	**$**	**598,943**

LIABILITIES AND MEMBER'S EQUITY

		2024		2023
Accounts payable and accrued expenses	$	26,808	$	40,011
Due to Affliates		268,066		420,772
Total Liabilities		294,874		460,783
Member's Equity				
Member's contributions		1,140,000		940,000
Accumulated deficit		(914,008)		(801,840)
Total Member's Equity		225,992		138,160
Total Liabilities and Member's Equity	**$**	**520,866**	**$**	**598,943**

The accompanying notes are an integral part of these financial statements

Note 1: Formation of the Company

Zinvest Financial Service, LLC (the "Company") was formed on April 19, 2017, in the State of California. As of August 2019 it has been a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). On October 25, 2023 the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a introducing broker dealer.

Until its registration as an introducing broker dealer, the Company provided investment advisory services. Those services were concluded concurrent with the with the formation of the broker-dealer business.

Note 2: Summary of Significant Accounting Policies

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Going Concern

These financial statements have been prepared under the assumption that the Company will continue as a going concern, as the current year results reflect large one time charges and the Parent is committed to ensuring that the Company continues, and will provide support in the event it becomes necessary.

Cash and Cash Equivalents

Cash and cash equivalents include Cash and Cash segregated under federal regulation.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes these financial institutions are financially sound and, accordingly, minimal credit risk exists. At December 31, 2024 cash balances were below any federal insured limits.

Advisory Business

The Company had one business line in 2023, investment advisory. This business line generated all advisory revenue in 2023. The Company withdrew its registration as an investment advisor and terminated advisory customer relationships in September 2023.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from contract with customers is recognized using the following steps:

- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determined the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken while preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2024 and 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2024 and 2023 , the Company had net capital of $206,827 and $123,997, respectively which was $156,827 and $66,399, respectively, in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 142.57% as of December 31, 2024 and 371.61% as of December 31, 2023

Note 4. Related Party Transactions

The Company entered into an expense sharing arrangement with an affiliate, Velox Clearing ("VC") in October 2019. The agreement was amended, effective January 2023. Under this agreement VC provides compliance personnel and operating expenses to the Company. On December 31, 2024 and , net amounts due to VC totaled $262,963 and $417,643 respectively.

Note 5. Commitments and Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. As of December 31, 2024 and 2023, the Company has not recorded any contingent liability in the statement of financial condition.

Note 6. Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through March 3, 2025, the date the financial statements were issued and no other subsequent events were noted.